ING Life Insurance and Annuity Company

and its

Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS II

**Supplement Dated December 17, 2013 to the Contract Prospectus
and Contract Prospectus Summary, each dated May 1, 2013, as amended**

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

The fourth paragraph of the "**Compensation Arrangements**" sub-section within the "**CONTRACT DISTRIBUTION**" section of the Contract Prospectus and Contract Prospectus Summary are amended to provide that management personnel of the Company, and of its affiliated broker dealers, may receive additional compensation for sales of group contracts with Fixed Plus Account II to group contract holders of existing Company contracts containing certain older fixed account options, to be made available to those participants who established an account with the Company after the issuance of the new group contract. These other promotional incentives or payments may be limited to sales during a limited period of time.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by ING Financial Advisers, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***